SilverCrest Announces New High-Grade Discovery at Las Chispas

  1.5 Metres Grading 2,675 gpt AgEq
  1.0 Metres Grading 1,430 gpt AgEq
TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - November 5, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the discovery of the El Muerto Zone ("El Muerto") in the northwest part of the Babicanora Vein at its Las Chispas Property ("Las Chispas") located in Sonora, Mexico. El Muerto is the Company's first successful attempt at intercepting high-grade precious metals deeper in the Babicanora Area, suggesting potential for a new mineralized horizon in the Babicanora Vein. The current drill program has been focused on expanding high-grade mineralization for known veins and testing targets for possible new precious metal discoveries. Results released today are for 45 holes with 11,350 metres drilled within El Muerto (see attached Figures and tables below).

Discovery Highlights:

  SilverCrest continues to intersect high-grade mineralization with the discovery of El Muerto. Best intercepts include:
    EM20-37 at 1.5 metres (estimated true width) grading 12.68 grams per tonne ("gpt") gold ("Au") and 1,723.8 gpt silver ("Ag"), or 2,675 gpt silver equivalent ("AgEq" based on assumptions defined in the table below); and
    EM20-35 at 1.0 metres (estimated true width) grading 9.46 gpt Au and 720.0 gpt Ag, or 1,430 gpt AgEq.
  El Muerto is estimated to have an average high-grade footprint of 500 metres along strike and is 100 to 200 metres below the current resource in the Babicanora Vein, demonstrating the potential for high-grade mineralization in a new lower horizon.
  The weighted average (true width, uncut, undiluted) of these drill results to date is 1.1 metres grading 5.27 gpt Au and 389.2 gpt Ag, or 784 gpt AgEq.
  El Muerto will be included in the updated resource that will be issued with the ongoing Feasibility Study.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, "Our exploration team is doing an exceptional job under strict COVID-19 protocols, including a quarantined site camp. The recent discovery of the El Muerto Zone continues to show that Las Chispas has significant additional potential as we focus on expansion and new discoveries of high-grade mineralization in the district. Further drilling at El Muerto, below the current Babicanora Vein resource, is planned in Q4 2020 and next year.

Our Las Chispas operations team is also doing an excellent job as site work continues, including: underground drifting, stockpiling of high-grade mineralization, building the warehouse and administration office, expanding the site quarantined camp, and installation of site water and electrical systems. Senior management recently had visited the site to oversee the planned progress with respect to exploration and operations.  The Feasibility Study is  advancing well with an anticipated release in late December 2020 or early January 2021, along with a final mill construction decision."

The most significant result for this release is Hole EM20-37, which intersected 1.5 metres (estimated true width) grading 12.68 gpt Au and 1,723.8 gpt Ag, or 2,675 gpt AgEq. Also noteworthy is hole EM20-35 at 1.0 metres (estimated true width) grading 9.46 gpt Au and 720.0 gpt Ag, or 1,430 gpt AgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted) for this release.

Babicanora Vein, El Muerto Zone:

Hole ID	From (m)	To (m)	Length (m)	True Width (m)	Au gpt	Ag gpt	AgEq gpt*
EM20-10	124.7	126.5	1.8	1.4	6.00	445.9	896
EM20-13	42.0	44.3	2.3	1.8	3.70	179.0	457
EM20-14	78.5	80.5	2.0	1.6	2.50	36.0	223
EM20-19	255.0	256.4	1.4	1.1	1.36	51.9	154
EM20-20	112.3	112.8	0.5	0.4	6.04	90.1	543
EM20-25	216.6	217.2	0.6	0.4	1.63	126.0	248
EM20-26	229.2	229.8	0.6	0.4	3.58	305.0	574
EM20-31	317.5	319.4	1.9	1.5	3.33	128.0	378
EM20-32	102.7	103.5	0.8	0.6	5.19	278.0	667
EM20-35	310.0	311.3	1.3	1.0	9.46	720.0	1,430
EM20-37	271.7	273.7	2.0	1.5	12.68	1,723.8	2,675
EM20-38	281.0	282.0	1.0	0.8	3.21	314.0	555
EM20-44	356.1	356.8	0.7	0.5	4.05	205.0	509
BA17-38**	15.0	17.2	2.2	1.8	6.39	239.3	719
Weighted Average			1.4	1.1	5.27	389.2	784

Note: All numbers are rounded. Based on a cutoff grade of 150 gpt AgEq.
*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.
** BA-17-38 was previously announced in a new release on November 27, 2017.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada, and Bureau Veritas Inspectorate Ltd. in Hermosillo, Mexico.

Holes EM19-01, 03 to 07, EM20-08, 09, 11, 12, 15 to 18, 21, 22, 24, 28 to 30, 33, 34, 36, and 39 to 42 intersected veining but were below the Company's cutoff grade of 150 gpt AgEq.

While drilling El Muerto, several intercepts were made in unnamed veins. Further work is planned on these unnamed vein intercepts for possible new vein discoveries. The most significant results of these intercepts are provided below (uncut, undiluted):

Hole ID	From (m)	To (m)	Length (m)	True Width (m)	Au gpt	Ag gpt	AgEq* gpt
EM19-02	45.8	46.5	0.7	0.5	0.99	76.0	150
EM19-02	7.5	9.0	1.5	1.2	0.94	84.5	155
EM20-23	108.4	109.3	0.9	0.7	1.72	33.9	163
EM20-23	96.8	97.6	0.8	0.6	12.75	723.0	1,679
EM20-27	29.0	29.8	0.8	0.6	2.27	64.4	235
EM20-35	304.4	304.9	0.5	0.4	12.2	813.0	1,728
EM20-37	306.1	306.6	0.5	0.4	1.28	101.0	197
EM20-43	179.7	181.2	1.5	1.2	0.05	785.0	789

Note: All numbers are rounded. Based on a cutoff grade of 150 gpt AgEq.
*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.

SilverCrest currently has five surface core drills running at Las Chispas; two at the El Muerto Zone, two at the Babi Vista Vein and one at the Amethyst Vein. Expansion drilling is planned to continue through Q4 2020 and into 2021. The Company has budgeted to operate 6 to 8 drills at Las Chispas over the next 12 months, with the potential to expand with further success.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration and drilling programs of the Las Chispas Property, including updating the Company's resource model and preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

Las Chispas District Plan Map

Ban NW
Ban FW Vein
Ban HW
Babicanora FW
Babicanora Norte Vein
Babicanora Norte Extension
Babi Sur HW Vein
Babi Sur Vein
Babicanora HW Vein
Babicanora Vein
Granaditas Vein
Las Chispas Vein
Giovanni Vein
La Blanquita Vein

Babicanora Vein, El Muerto Zone Plan Map - November 2020

an NW
La Bertina Vein
El Muerto Vein
Ban FW Vein
A
B'
Ban HW
Babicanora FW Vein
Los Parientes Vein
A'
B
Babi S
Unnamec

SILVERCREST Metals Inc.

Long Section (Inclined) of Babicanora Vein, El Muerto Zone
Looking Southwest

A'
A
Babicanora Central Zone
Surface
El Muerto Zone
~700m
Babicanora Central
Portal
Las Chispas – Santa Elena
Regional Fault
900masl
BA17-55
BA17-62
BA17-60
BA17-57
BA-17-38
BA17-15
EM20-09
EM20-14
EM20-21
EM20-08
EM20-13
EM20-33
EM20-32
EM20-12
EM20-22
EM20-20
EM20-10
EM20-27
EM20-16
EM20-24
EM20-18
EM20-52
EM20-54
EM20-38
EM20-49
EM20-26
EM20-19
EM20-15
EM20-55
EM20-57
EM20-23
EM20-58
EM20-25
EM20-50
EM20-45
EM20-28
EM20-34
EM20-17
EM20-53
EM20-44
EM20-47
EM20-37
EM20-48
EM20-31
EM20-41
EM20-46
EM20-56
EM20-35
EM20-51
EM20-43
EM20-40
EM20-36
EM20-42
?

Hole ID	True Width (m)	AgEq gpt*
EM-20-10	1.4	896
EM-20-13	1.8	457
EM-20-14	1.6	223
EM-20-19	1.1	154
EM-20-20	0.4	543
EM-20-25	0.4	248
EM-20-26	0.4	574
EM-20-31	1.5	378
EM-20-32	0.6	667
EM-20-35	1.0	1,430
EM-20-37	1.5	2,675
EM-20-38	0.8	555
EM-20-44	0.5	509

Babicanora Area Veins, El Muerto Zone
Looking NW
B
B'
Babi Sur
Babi Sur HWV
Babicanora
Babi FWV
Babi HWV
900masl
El Muerto Zone
300m

All information is approximate.

EM20-37: 1.5m @ 12.68 gpt Au and 1,723.8 gpt Ag, or 2,675 gpt AgEq*

SILVERCREST Metals Inc.

0m 100m 200m

Note: NR = this news release

Legend (October 2020)

- Current NR Reported DH
- Currently Drilling
- Proposed DH
- Assays Pending
- Completed DH Pierce pt.
- >1000 gpt AgEq
- High-Grade Footprint
- Underground Workings